UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                     to

Commission file number 333-70067

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sally Beauty 401(k) Savings Plan 3900 Morse Street Denton, TX 76205	Alberto-Culver 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO-CULVER

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

ALBERTO-CULVER

401(k) SAVINGS PLAN

[GRAPHIC APPEARS HERE]

303 East Wacker Drive

Chicago, IL 60601

Independent Auditors’ Report

To the Plan Administrator of the

    Alberto-Culver 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

April 11, 2003

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments	$26,718,354	25,563,595
Employer contribution receivable	945,510	894,637

Net assets available for benefits	$27,663,864	26,458,232

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(3,839,306)	(2,421,012)
Dividend and interest income	391,632	359,304
Interest on participant loans	61,918	60,540

Total investment loss	(3,385,756)	(2,001,168)

Contributions:
Employer	945,510	894,637
Employee	5,129,103	4,096,672

Total contributions	6,074,613	4,991,309

Total additions	2,688,857	2,990,141

Deductions from net assets attributed to:
Benefits paid to participants	(1,467,606)	(1,415,618)
Administrative fees	(15,619)	(10,587)

Total deductions	(1,483,225)	(1,426,205)

Net increase	1,205,632	1,563,936
Net assets available for benefits at beginning of year	26,458,232	24,894,296

Net assets available for benefits at end of year	$27,663,864	26,458,232

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

General

The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. The investment assets of the Plan are held by CIGNA Bank & Trust Company (the Trustee).

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months and are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the employee’s hire date. Effective January 1, 2000, eligible employees of the Alberto-Culver Local 9777 Pension Plan were permitted to participate in the Plan. The Plan does not allow for Company matching contributions to this group. On December 31, 2002, a total of 1,341 persons were participants in or beneficiaries of the Plan.

Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts are limited to $11,000 for the year ended December 31, 2002, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $1,000 for the year ended December 31, 2002. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2002 and 2001, the Company matched $0.50 of each dollar on 4% of eligible participant compensation. Company matching contributions will not be made on catch-up contributions.

4	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investment Options

Participants may elect to invest their contributions and any Company contributions in nineteen investment options within seven different asset classes and the Company’s Class B common stock. The asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

Participants may invest Company and employee contributions in 1% increments in the Plan’s available fund options and may reallocate their investments among the available fund options any time during the year.

None of the investment funds, other than the CIGNA Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA’s general account. Principal and interest are backed by the underlying assets of CIGNA.

Vesting

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

Distribution Options

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or in Company stock according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 70½, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

5	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At December 31, 2002 and 2001, interest rates on outstanding loans ranged from 5.25% to 10.50% and 5.75% to 10.50%, respectively.

Forfeitures

Company contributions and earnings thereon forfeited by terminated employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2002 and 2001, Company contributions were reduced by forfeiture amounts of $8,500 and $11,111, respectively.

Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Asset Valuation

The investment assets in the Plan are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

6	(Continued)

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Related-party Transactions

CIGNA Retirement and Investment Services provides certain accounting and administrative services to the Plan for which $15,619 of expenses were charged for the year ended December 31, 2002.

(4)	Termination of the Plan

It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(5)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service (IRS), dated February 6, 2002, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6)	Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
CIGNA Guaranteed Income Fund	$9,903,847	7,424,263
CIGNA S&P 500 Index Fund	2,814,300	3,261,946
Alberto-Culver Company Class B Common Stock	2,447,962	1,210,425
Fidelity Advisor Equity Growth Fund	2,409,315	3,594,975
Fidelity Advisor Balanced Fund	1,879,312	1,952,313
CIGNA Large Cap Growth Fund/Morgan Stanley	1,874,294	2,530,714
Janus Worldwide Fund	*	1,173,869

*	Investment does not exceed 5% of the Plan’s net assets.

(7)	Subsequent Events

Effective January 1, 2003, annual participant contributions and catch-up contributions will be limited to $12,000 and $2,000, respectively. Company matching contributions will not be made on catch-up contributions.

Effective January 1, 2003, the Mid-Cap Growth/Artisan Partners Fund will be added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Schedule 1

ALBERTO-CULVER

401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issues, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, par value, or number of shares	Number of Shares/Units		Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	379,326	Units	$9,903,847
*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	59,451	Units	2,814,300
*	Alberto-Culver Company	Class B Common Stock	48,395	Shares	2,447,962
	Fidelity	Advisor Equity Growth Fund	42,870	Units	2,409,315
	Fidelity	Advisor Balanced Fund	68,093	Units	1,879,312
*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth Fund/Morgan Stanley	237,493	Units	1,874,294
	Janus	Worldwide Fund	22,875	Units	957,868
	Credit Suisse	International Equity Fund	35,223	Units	557,120
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger	37,685	Units	555,449
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/Times Square	38,969	Units	486,988
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Growth Fund/Cadence	50,967	Units	453,271
*	Connecticut General Life Insurance Company	CIGNA Lifetime 30	26,364	Units	277,365
*	Connecticut General Life Insurance Company	CIGNA Lifetime 40	25,054	Units	263,552
*	Connecticut General Life Insurance Company	CIGNA Balanced I Fund/Wellington Management	7,079	Units	228,528
*	Connecticut General Life Insurance Company	CIGNA Lifetime 50	20,285	Units	222,093
*	Connecticut General Life Insurance Company	CIGNA Lifetime 20	18,334	Units	185,872
*	Connecticut General Life Insurance Company	CIGNA Large CapValue/John A. Levin & Co.	16,187	Units	181,289
*	Connecticut General Life Insurance Company	CIGNA Lifetime 60	5,300	Units	62,831
	Lazard	International Equity Fund	4,732	Units	60,624
*	Plan participants	Loans to participants, bearing interest from 5.25% to 10.50% with varying maturities	—	—	896,474

					$26,718,354

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

8

SALLY BEAUTY

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

SALLY BEAUTY

401(k) SAVINGS PLAN

[GRAPHIC APPEARS HERE]

303 East Wacker Drive

Chicago, IL 60601

Independent Auditors’ Report

To the Plan Administrator of the

    Sally Beauty 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

April 11, 2003

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Cash	$31,946	192,707
Investments	29,602,453	21,431,058

Total assets held for investment	29,634,399	21,623,765
Employer contribution receivable	1,652,147	1,503,555

Net assets available for benefits	$31,286,546	23,127,320

See accompanying notes to financial statements.

2

SALLY BEAUTY

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,334,307)	(1,766,638)
Dividend and interest income	338,783	273,311
Interest on participant loans	72,298	57,191

Total investment loss	(3,923,226)	(1,436,136)

Contributions:
Employer	1,652,147	1,503,555
Employee	7,284,138	5,993,977
Plan mergers	5,353,294	—

Total contributions	14,289,579	7,497,532

Total additions	10,366,353	6,061,396

Deductions from net assets attributed to:
Benefits paid to participants	(2,175,957)	(1,740,721)
Administrative fees	(31,170)	(29,941)

Total deductions	(2,207,127)	(1,770,662)

Net increase	8,159,226	4,290,734
Net assets available for benefits at beginning of year	23,127,320	18,836,586

Net assets available for benefits at end of year	$31,286,546	23,127,320

See accompanying notes to financial statements.

3

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

General

The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company).

The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA company. The investment assets of the Plan are held by CIGNA Bank & Trust Company (the Trustee).

The following description of the Plan provides only general information. Information about the Plan’s provisions is contained in the plan document, which may be obtained from the Company.

Participation

All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and who are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the completion of 12 months of service. On December 31, 2002, a total of 2,971 persons were participants in or beneficiaries of the Plan.

Contributions

Participants may elect to contribute any amount from 1% to 50% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Internal Revenue Code. Annual participant contribution amounts are limited to $11,000 for the year ended December 31, 2002, as determined by the Internal Revenue Code. The Economic Growth and Tax Relief Reconciliation Act of 2001 includes a provision that allows participants who have attained age 50 during the plan year to make additional contributions above otherwise permissible limits. These additional contributions, known as catch-up contributions, were limited to $1,000 for the year ended December 31, 2002. Company contributions to the Plan are based on a discretionary match on an annual basis. For the plan years 2002 and 2001, the Company matched $0.50 of each dollar on 4% of eligible participant compensation. Company matching contributions will not be made on catch-up contributions.

Investment Options

Participants may elect to invest their contributions and any Company contributions in nineteen investment options within seven different asset classes and the Company’s Class B common stock. The asset classes include: (i) fixed income, (ii) balanced, (iii) large capitalization equity, (iv) mid capitalization equity, (v) small capitalization equity, (vi) global equity, and (vii) international equity. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

4	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participants may invest Company and employee contributions in 1% increments in the Plan’s available fund options and may reallocate their investments among the available fund options any time during the year.

None of the investment funds, other than the CIGNA Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA’s general account. Principal and interest are backed by the underlying assets of CIGNA.

Vesting

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

Distribution Options

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or in Company stock according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 70½, at which time minimum required distributions will commence according to Section 401(a)(9) of the Internal Revenue Code. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

Corrective Distributions

As required under Sections 401(k) and 401(m) of the Internal Revenue Code, the Plan is required to pass compliance tests as they relate to both participant and Company matching contributions to the Plan. If the Plan does not pass these tests, the Plan must make corrective distributions to certain highly compensated employees. For the plan years ended December 31, 2002 and 2001, corrective distributions were required in the amounts of $126,617 and $226,315, respectively. Corrective distributions are processed in the plan year subsequent in which the participant and company contributions were initially contributed.

5	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participant Loans

Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants’ vested account balance and bear interest at the prime rate plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants’ account using his or her current investment election. At December 31, 2002 and December 31, 2001, interest rates on outstanding loans ranged from 5.25% to 10.50% and 5.75% to 10.50%, respectively.

Forfeitures

Company contributions, and earnings thereon, forfeited by terminated employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 2002 and 2001, Company contributions were reduced by forfeiture amounts of $18,000 and $28,145, respectively.

Administrative Expenses

Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Asset Valuation

The investment assets in the trust are valued at the quoted closing sale price on the last business day of the year. Participant loans are stated at contract value which approximates fair value.

Security Transactions and Investment Income

Purchases and sales of investments in the Plan are recorded on a trade-date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

6	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Related-party Transactions

CIGNA Retirement and Investment Services provides certain accounting and administrative services to the Plan for which $31,170 of expenses were charged for the year ended December 31, 2002.

(4)	Termination of the Plan

It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(5)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service (IRS), dated February 6, 2002, which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under Section 501(a) of the Internal Revenue Code. The plan administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

(6)	Reconciliation of Financials Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to the Form 5500:

December 31, 2002
Net assets available for benefits included in the financial statements	$31,286,546
Amounts allocated to withdrawing participants at December 31, 2002	(2,274)

Net assets available for benefits included in the IRS Form 5500	$31,284,272

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2002
Benefits paid to participants per the financial statements	$2,175,957
Add amounts allocated to withdrawing participants at December 31, 2002	2,274
Less amounts allocated to withdrawing participants at December 31, 2001	(28,385)

Benefits paid to participants per IRS Form 5500	$2,149,846

7	(Continued)

SALLY BEAUTY

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(7)	Other Investment Information

The fair values of investment fund balances which represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
CIGNA Guaranteed Income Fund	$8,830,744	5,689,805
CIGNA Large Cap Growth Fund/Morgan Stanley	3,074,990	2,369,217
Fidelity Advisor Equity Growth Fund	2,650,215	3,079,198
CIGNA S&P 500 Index Fund	2,271,367	1,970,890
Alberto-Culver Company Class B Common Stock	2,181,787	1,184,684
Fidelity Advisor Balanced Fund	1,837,760	1,798,270

(8)	Subsequent Events

Effective January 1, 2003, annual participant contributions and catch-up contributions will be limited to $12,000 and $2,000, respectively. Company matching contributions will not be made on catch-up contributions.

Effective January 1, 2003, the Mid-Cap Growth/Artisan Partners Fund will be added to the Plan for the purpose of providing a broader selection of investment options for the participants to choose from.

Schedule 1

SALLY BEAUTY

401(k) SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issues, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, par value, or number of shares	Number of Share/Units		Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	338,225	Units	$8,830,744
*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth Fund/Morgan Stanley	389,634	Units	3,074,990
	Fidelity	Advisor Equity Growth Fund	47,156	Units	2,650,215
*	Connecticut General Life Insurance Company	CIGNA S&P 500 Index Fund	47,982	Units	2,271,367
*	Alberto-Culver Company	Class B Common Stock	43,289	Shares	2,181,787
	Fidelity	Advisor Balanced Fund	66,587	Units	1,837,760
*	Connecticut General Life Insurance Company	CIGNA Balanced I Fund/Wellington Management	38,645	Units	1,247,557
	Janus	Worldwide Fund	27,931	Units	1,169,584
*	Connecticut General Life Insurance Company	CIGNA Large CapValue/John A. Levin & Co	81,765	Units	915,726
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/Times Square	62,449	Units	780,417
*	Connecticut General Life Insurance Company	CIGNA Small Cap Value/Berger	40,654	Units	599,205
	Credit Suisse	International Equity Fund	33,181	Units	524,824
*	Connecticut General Life Insurance Company	CIGNA Lifetime 50	41,297	Units	452,152
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Blend Fund/Cadence	49,711	Units	442,106
*	Connecticut General Life Insurance Company	CIGNA Lifetime 40	39,450	Units	415,000
*	Connecticut General Life Insurance Company	CIGNA Lifetime 30	36,683	Units	385,927
*	Connecticut General Life Insurance Company	CIGNA Lifetime 20	30,798	Units	312,245
	Lazard	International Equity Fund	13,459	Units	172,415
*	Connecticut General Life Insurance Company	CIGNA Lifetime 60	9,055	Units	107,340
*	Plan participants	Loans to participants, bearing interest from 5.25% to 10.50% with varying maturities	—	—	1,231,092

					$29,602,453

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN

By: Sally Beauty Company, Inc., Plan Administrator

By:    /S/ WILLIAM J. CERNUGEL

William J. Cernugel

Senior Vice President and Chief Financial Officer

ALBERTO-CULVER 401(k) SAVINGS PLAN

By: Alberto-Culver Company, Inc., Plan Administrator

By:    /S/ WILLIAM J. CERNUGEL

William J. Cernugel

Senior Vice President and Chief Financial Officer

Dated: June 30, 2003